A T FUNDS INVESTMENT TRUST
555 South Flower Street
Suite 3300
Los Angeles, CA 90071
July 2, 2009

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:	A T Funds Investment Trust (the “Trust”)
File No. 811-21655
CIK: 0001305779

Ladies and Gentlemen:

On behalf of the Trust, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):
1. A copy of Investment Company Blanket Bond No. 70428655, a fidelity bond, in the amount of $125,000 (the “Bond”), (Exhibit 99.1); and
2. An officer’s certificate certifying the resolutions approved at a meeting of the Board of Trustees held on June 3, 2009, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Trust paid the premium of $1,500 for the period commencing June 30, 2009 and ending June 30, 2010.

If you have any questions concerning this filing, please do not hesitate to call the sub-administrator at (414) 765-4291.

Sincerely,

 /s/ Alexander L. Popof
Alexander L. Popof
Vice President